FILED PURSUANT TO
RULE 424(B)(3)
FILE NO.: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 18 DATED JULY 28, 2005
TO THE PROSPECTUS DATED JUNE 18, 2004
     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 15 to the Prospectus, dated May 26, 2005, Supplement No. 16 to the Prospectus, dated May 27, 2005 and Supplement No. 17 to the Prospectus, dated June 30, 2005. Supplement No. 13 to the Prospectus, dated May 3, 2005, was superseded and replaced by Supplement No. 14. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.
     The purposes of this Supplement are as follows:
•	to provide an update on the status of our public offering;

•	to provide information regarding the dividends recently declared by our board of directors for the month of August 2005; and

•	to describe our acquisition on July 25, 2005 of an additional approximate 3.12% non-managing general partner interest in the Core Fund for an aggregate purchase price of $13,284,136.
Status of the Offering
     As of July 26, 2005, we had received gross offering proceeds of $123,003,240 from the sale of 12,440,538 of our common shares, including $959,342 of gross proceeds related to the sale of 100,983 common shares pursuant to our dividend reinvestment plan. As of July 26, 2005, 187,660,445 common shares remained available for sale to the public pursuant to the offering, exclusive of common shares available under our dividend reinvestment plan.
Dividends Declared by Hines REIT’s Board of Directors
     On July 27, 2005, our board of directors declared dividends for the month of August 2005. The declared dividends will be calculated based on shareholders of record each day during such month and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a share price of $10.00. These dividends will be aggregated and paid in cash in October 2005.
Additional Investment in the Core Fund
     On July 25, 2005, the Operating Partnership entered into a Purchase and Sale Agreement (the “Agreement”) pursuant to which it acquired an additional approximate 3.12% non-managing general partnership interest in the Core Fund (the “Partnership Interest”) from Hines US Core LLC (“Core LLC”), an affiliate of Hines. As a result of this transaction, the Operating Partnership owns an approximate 26.39% non-managing general partner interest in the Core Fund. In connection with this acquisition, the Operating Partnership will pay the Advisor cash acquisition fees totaling approximately $139,000.
     We acquired the Partnership Interest for $13,284,136, the same price at which Core LLC originally acquired the Partnership Interest (in the form of a limited partnership interest) in March 2005. This price was equal to the price at which the Core Fund would offer such interest to an unaffiliated third party on that date. Our acquisition of the Partnership Interest was unanimously approved by the members of both the conflicts committee of our board of directors and our entire board. The Operating Partnership financed the purchase of the Partnership Interest with proceeds from our public offering of common shares.